                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  May, 2006

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F |_| Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):                       Yes |_| No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):                       Yes |_| No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
                                                                  Yes |_| No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NEUROCHEM INC.
May  9, 2006

                                        By: /s/ David Skinner
                                        ---------------------------------
                                        David Skinner, Vice President,
                                        General Counsel and Corporate Secretary

                  MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE
                     THREE-MONTH PERIOD ENDED MARCH 31, 2006

The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated financial statements for the quarter ended March 31, 2006, as well as the Company's audited consolidated financial statements for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2005. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS
For the three-month period ended March 31, 2006, the net loss amounted to $17,134,000 ($0.45 per share), compared to $16,970,000 ($0.54 per share) for the corresponding period last year.

Revenue from collaboration agreement amounted to $607,000 for the current quarter, compared to $1,205,000 for the same period last year. This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (Fibrillex(TM)), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S. $6,000,000) has been classified as deferred revenue and is not being amortized as earned revenues given that it is potentially refundable. In the event that the Company receives an approval letter issued by the U.S. Food and Drug Administration
(FDA), the amount would no longer be refundable and would be amortized as earned revenue. In April 2006, the Company received notification from the FDA that it has filed and designated the eprodisate (Fibrillex(TM)) New Drug Application
(NDA) for priority review, with a goal date of August 13, 2006, when the FDA is expected to render a decision.

Reimbursable costs revenue amounted to $230,000 for the current quarter, compared to $444,000 for the same period last year and consists of costs reimbursable by Centocor in respect of eprodisate (Fibrillex(TM)) related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $13,726,000 for the current quarter, compared to $11,965,000 for the same period last year. The increase is primarily due to expenses incurred in relation to the development of tramiprosate (Alzhemed(TM)) for the ongoing Phase III clinical trials in North America and Europe. Tramiprosate (Alzhemed(TM)) is the Company's investigational product candidate for the treatment of Alzheimer's disease (AD). In July 2005, the Company completed the enrolment of 1,052 patients with mild-to-moderate AD for its North American Phase III clinical trial. The study duration is 18 months and the trial is being conducted in close to 70 clinical centers in the U.S. and in Canada. In September 2005, the Company launched its Phase III clinical trial in Europe, with 930 mild-to-moderate AD patients expected to participate. The study duration is also 18 months and the trial will be conducted in approximately 70 centers in ten European countries. As of March 31, 2006, 289 patients have been successfully screened and 175 of them were randomized in the European clinical trial. Enrollment for the European clinical trial is expected to be completed during the fall of 2006. The Phase III clinical trials on tramiprosate (Alzhemed(TM)) are designed to demonstrate the safety, efficacy and disease-modifying potential of the product candidate in the treatment of AD. In February 2006, the Company announced its intention to initiate during the second quarter of 2006 an 18-month open-label extension study for its ongoing North American Phase III clinical trial for tramiprosate (Alzhemed(TM)). In February 2006, the Company completed the submission of an NDA with the FDA for its investigational product candidate, eprodisate (Fibrillex(TM)). For the quarter ended March 31, 2006, research and development expenses also included costs incurred to support the ongoing eprodisate (Fibrillex(TM)) Phase II/III open-label extension study, as well as ongoing drug discovery programs. The Company expects research and development expenses to increase in the future as product candidates progress through the stages of clinical development and as the Company continues to invest in product research and development.

Research tax credits amounted to $520,000 this quarter, compared to $409,000 for the corresponding period last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program. The increase is mainly attributable to increased research and development expenses incurred in Quebec, eligible for refundable tax credits.

General and administrative expenses totaled $3,442,000 for the current quarter, compared to $5,165,000 for the same quarter last year. The decrease is primarily attributable to a reduction in legal fees with regards to the dispute with Immtech International, Inc. (Immtech) (now known as Immtech Pharmaceuticals, Inc.). See Litigation section below.

Reimbursable costs amounted to $230,000 for the current quarter, compared to $444,000 for the same period last year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (Fibrillex(TM)) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $916,000 for the current quarter, compared to $770,000 for the corresponding quarter last year. This expense relates to employee and director stock options, and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The increase is due to new stock options granted during the past twelve months.

Depreciation, amortization and write-off of patents amounted to $493,000 for the current quarter, compared to $570,000 for the same quarter last year. The decrease results mainly from the sale-leaseback transaction entered into by the Company in November 2005 in respect of its facilities and campus located in Laval, Quebec.

Interest and bank charges amounted to $27,000 for the current quarter, compared to $121,000 for the same quarter last year. The decrease is attributable to the reimbursement in November 2005, in connection with the sale-leaseback transaction, of the long-term debt previously contracted to finance the acquisition of facilities and campus from Shire BioChem Inc. in 2004.

Interest income amounted to $643,000 for the current quarter, compared to $251,000 for the same quarter last year. The increase is mainly attributable to higher average cash balances in the current quarter, compared to the same quarter last year. The higher average cash balance results from the net proceeds received from the public offering in March 2005, the exercise of warrants by a subsidiary of Picchio Pharma Inc. (Picchio Pharma) in July 2005 and February 2006, as well as the sale-leaseback transaction in November 2005. Furthermore, interest rates were higher during the current quarter compared to the same quarter last year. Please refer to the Liquidity and Capital Resources section for details on the warrant exercised in February 2006.

Foreign exchange loss amounted to $46,000 for the current quarter, compared to a gain of $226,000 for the same quarter last year. Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily U.S. dollars.

Other income amounted to $285,000 for the current quarter, compared to $51,000 for the same quarter last year. Other income consists of non-operating revenue, primarily sub-lease revenue.

Share of loss in a company subject to significant influence amounted to $816,000 and non-controlling interest amounted to $262,000 for the current quarter, compared to $755,000 and $225,000 respectively for the corresponding quarter last year. These items result from the consolidation of the Company's interest in a holding company that owns Innodia Inc. shares, for which Neurochem is the primary beneficiary. In March 2006, the Company invested an additional amount of $1,660,000 in that holding company in connection with a financing of Innodia Inc. As a result of the transaction, the Company's indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares. Innodia Inc. is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.

Litigation

In connection with an agreement concluded in 2002, Immtech (which changed its name on March 22, 2006, to Immtech Pharmaceuticals, Inc.) brought claims against the Company in legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute is now before an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration. A hearing before the arbitral tribunal was held in mid-September 2005. Neurochem's external legal counsel was advised by the arbitral tribunal on May 5, 2006, that the hearing in this matter was closed as of April 17, 2006. The parties await the arbitral tribunal's award. The outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. Accordingly, no provision for possible loss has been recorded by the Company in connection with this matter. The Company has, and will continue to, vigorously defend itself against claims brought by Immtech. See note 7 to the Consolidated Financial Statements.



Related party transactions

Refer to note 6 of the Consolidated Financial Statements.



QUARTERLY RESULTS (UNAUDITED)
(In thousand of Canadian dollars, except per share data)


                                                                       Net loss per share
                                                                       -------------------
Quarter                           Revenue         Net loss              Basic and diluted
--------                          -------         --------              -----------------
                                     $               $                          $

Year ended December 31, 2006
First                               837           (17,134)                   (0.45)

Year ended December 31, 2005
Fourth                              837           (15,628)                   (0.42)
Third                               920           (21,074)                   (0.58)
Second                            1,035           (18,694)                   (0.54)
First                             1,649           (16,970)                   (0.54)

Year ended December 31, 2004
Fourth                              327           (15,388)                   (0.51)
Third                                --           (13,775)                   (0.45)
Second                               --           (14,072)                   (0.47)
First                                --            (9,164)                   (0.31)


 The increase in quarterly losses year over year is primarily due to additional investments in research and development as the Company advances its product candidates through clinical trials

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2006, the Company had available cash, cash equivalents and marketable securities of $59,595,000, compared to $71,091,000 at December 31, 2005. The decrease is primarily due to funds used in operations and investing activities. The decrease is partially compensated by proceeds received from the exercise of a warrant by Picchio Pharma.

On February 16, 2006, Picchio Pharma, the Company's largest shareholder, exercised the warrant previously issued pursuant to a February 2003 private placement which was otherwise scheduled to expire on February 18, 2006, generating total proceeds to the Company of $9,372,000 and resulting in the issuance of 1,200,000 common shares from treasury.

As at April 30, 2006, the Company had 38,644,449 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets and 2,477,787 options granted under the stock option plan.

                 Consolidated Financial Statements of
                 (Unaudited)


                 NEUROCHEM INC.



                 Periods ended March 31, 2006 and 2005

NEUROCHEM INC.
Consolidated Financial Statements
(Unaudited)

Periods ended March 31, 2006 and 2005
(in thousands of Canadian dollars)




FINANCIAL STATEMENTS

     Consolidated Balance Sheets............................................   1

     Consolidated Statements of Operations..................................   2

     Consolidated Statements of Deficit.....................................   3

     Consolidated Statements of Cash Flows..................................   4

     Notes to Consolidated Financial Statements.............................   5

NEUROCHEM INC.
Consolidated Balance Sheets
(Unaudited)

March 31, 2006 and December 31, 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)


                                                           March 31,            March 31,         December 31,
                                                      --------------        -------------       --------------
                                                                2006                 2006                 2005
                                                      --------------        -------------       --------------
                                                             (U.S.$ -              (Cdn$)               (Cdn$)
                                                              note 1)
Assets

Current assets:
     Cash and cash equivalents                         $      36,166        $      42,211        $       7,382
     Marketable securities                                    14,895               17,384               63,709
     Restricted cash (note 3)                                  6,000                7,003                6,995
     Sales taxes and other receivables                           741                  865                  728
     Research tax credits receivable                           2,505                2,924                2,404
     Prepaid expenses and deposits                             2,775                3,239                3,171
                                                       -------------        -------------        -------------
                                                              63,082               73,626               84,389

Restricted cash                                                  549                  640                  640
Long-term prepaid expenses and deposits                        1,028                1,200                1,355
Long-term investment (note 2)                                  1,991                2,324                  235
Property and equipment                                         4,326                5,049                4,911
Patents                                                        4,648                5,425                5,416
                                                       -------------        -------------        -------------
                                                       $      75,624        $      88,264        $      96,946
                                                       =============        =============        =============

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                  $       3,385        $       3,951        $       5,016
     Accrued liabilities                                       6,474                7,556                8,551
     Deferred revenue                                          6,196                7,231                2,429
     Deferred gain on sale of property                         1,220                1,424                1,424
                                                       -------------        -------------        -------------
                                                              17,275               20,162               17,420

Deferred revenue                                               2,887                3,370                8,779
Deferred gain on sale of property                             16,624               19,402               19,759
Long-term accrued liabilities                                    293                  342                  207
                                                       -------------        -------------        -------------
                                                              37,079               43,276               46,165
                                                       -------------        -------------        -------------

Non-controlling interest (note 2)                              1,278                1,492                  509

Shareholders' equity:
     Share capital (note 4)                                  231,687              270,410              260,968
     Additional paid-in capital (note 4)                       9,397               10,968               10,052
     Deficit                                                (203,817)            (237,882)            (220,748)
                                                       -------------        -------------        -------------
                                                              37,267               43,496               50,272

Litigation (note 7)

                                                       -------------        -------------        -------------
                                                       $      75,624        $      88,264        $      96,946
                                                       =============        =============        =============


See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Operations
(Unaudited)

Periods ended March 31, 2006 and 2005
(in thousands of Canadian dollars, except per share data)
(in accordance with Canadian GAAP)


                                                                          Three months ended
                                                                               March 31,
                                                       -------------------------------------------------------
                                                                 2006                2006                 2005
                                                       --------------       -------------        -------------
                                                             (U.S.$ -              (Cdn$)               (Cdn$)
                                                               note 1)

Revenues:
     Collaboration agreement (note 3)                  $         520        $         607        $       1,205
     Reimbursable costs                                          197                  230                  444
                                                       --------------       -------------        -------------
                                                                  717                 837                1,649
                                                       --------------       -------------        -------------
Expenses (income):
     Research and development                                 11,760               13,726               11,965
     Research tax credits                                       (446)                (520)                (409)
     Research grants                                             (13)                 (15)                  (9)
                                                       --------------       -------------        -------------
                                                              11,301               13,191               11,547

     General and administrative                                2,949                3,442                5,165
     Reimbursable costs                                          197                  230                  444
     Stock-based compensation (note 5)                           785                  916                  770
     Depreciation of property and equipment                      260                  303                  498
     Amortization and write-off of patent costs                  163                  190                   72
     Interest and bank charges                                    23                   27                  121
                                                       --------------       -------------        -------------
                                                              15,678               18,299               18,617
                                                       --------------       -------------        -------------
Net loss before undernoted items                             (14,961)             (17,462)             (16,968)
                                                       --------------       -------------        -------------

Investment income and other:
     Interest income                                              551                 643                  251
     Foreign exchange gain (loss)                                (39)                 (46)                 226
     Other income                                                244                  285                   51
     Share of loss in a company subject to
       significant influence                                    (699)                (816)                (755)
     Non-controlling interest                                    224                  262                  225
                                                       --------------       -------------        -------------
                                                                 281                  328                   (2)
                                                       --------------       -------------        -------------
Net loss                                               $     (14,680)       $     (17,134)       $     (16,970)
                                                       ==============       =============        =============

Net loss per share:
     Basic                                             $       (0.38)       $       (0.45)       $       (0.54)
     Diluted                                                   (0.38)               (0.45)               (0.54)
                                                       ==============       =============        =============

Weighted average number of shares outstanding:
     Basic                                                38,154,106           38,154,106           31,401,858
     Effect of dilutive options and warrants                    --                   --              3,167,073
                                                       --------------       -------------        -------------
     Diluted                                               38,154,106          38,154,106           34,568,931
                                                       ==============       =============        =============


See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Deficit
(Unaudited)

Periods ended March 31, 2006 and 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                                                            Three months ended
                                                                                March 31,
                                                       -------------------------------------------------------
                                                                2006                 2006                 2005
                                                       -------------        -------------        -------------
                                                             (U.S.$ -              (Cdn$)               (Cdn$)
                                                               note 1)
Deficit, beginning of period:
     As previously reported                            $    (189,137)       $    (220,748)       $    (140,926)
     Adjustment to reflect change in accounting
       policy for long-term investment (note 2)                 --                   --                 (2,501)
                                                       -------------        -------------        -------------
Deficit, beginning of period, as restated                   (189,137)            (220,748)            (143,427)

Net loss                                                     (14,680)             (17,134)             (16,970)

Share issue costs                                               --                   --                 (4,955)

                                                       -------------        -------------        -------------
Deficit, end of period                                 $    (203,817)       $    (237,882)       $    (165,352)
                                                       =============        =============        =============


See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended March 31, 2006 and 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)


                                                                                     Three months ended
                                                                                         March 31,
                                                                     ------------------------------------------------
                                                                       2006                2006                 2005
                                                              -------------        -------------        -------------
                                                                    (U.S.$ -              (Cdn$)               (Cdn$)
                                                                      note 1)
Cash flows from operating activities:
     Net loss                                                 $     (14,680)       $     (17,134)       $     (16,970)
     Adjustments for:
         Depreciation, amortization and write-off of patents            423                  493                  570
         Unrealized foreign exchange loss (gain)                         75                   88                 (104)
         Stock-based compensation                                       785                  916                  770
         Share of loss in a company subject to
           significant influence                                        699                  816                  755
         Non-controlling interest                                      (224)                (262)                (225)
         Amortization of gain on sale leaseback                        (305)                (357)                 --
     Changes in operating assets and liabilities:
         Restricted cash                                                --                   --                (7,258)
         Amounts receivable under collaboration agreement               --                   --                14,443
         Sales taxes and other receivables                             (118)                (137)                 (69)
         Research tax credits receivable                               (446)                (520)                (279)
         Prepaid expenses and deposits                                  (58)                 (68)                 (48)
         Long-term prepaid expenses and deposits                        132                  155                 (454)
         Deferred revenue                                              (520)                (607)              (1,204)
         Accounts payable and accrued liabilities                    (1,082)              (1,262)                 957
                                                              -------------        -------------        -------------
                                                                    (15,319)             (17,879)              (9,116)
                                                              -------------        -------------        -------------

Cash flows from financing activities:
     Proceeds from issue of share capital                             8,089                9,442               75,408
     Share issue costs                                                  --                   --                (4,955)
     Repayment of obligations under capital lease                       --                   --                  (111)
     Repayment of long-term debt                                        --                   --                  (226)
                                                              -------------        -------------        -------------
                                                                      8,089                9,442               70,116
                                                              -------------        -------------        -------------

Cash flows from investing activities:
     Additions to property and equipment                                (58)                 (68)                (454)
     Additions to patents                                            (1,059)              (1,236)                (148)
     Proceeds from marketable securities                             39,691               46,325               18,969
     Proceeds from disposal of property and equipment                   --                   --                    28
     Long-term investment                                            (1,422)              (1,660)                 --
                                                              -------------        -------------        -------------
                                                                     37,152               43,361               18,395
                                                              -------------        -------------        -------------
Net increase in cash and cash equivalents                            29,922               34,924               79,395

Cash and cash equivalents, beginning of period                        6,325                7,382                7,207

Effect of unrealized foreign exchange
   on cash and cash equivalents                                         (81)                 (95)                 104
                                                              -------------        -------------        -------------
Cash and cash equivalents, end of period                      $      36,166        $      42,211        $      86,706
                                                              =============        =============        =============


Supplemental disclosure to cash flow (note 8).

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended March 31, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION:

     These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited balance sheet as at March 31, 2006, and the unaudited statements of operations, deficit and cash flows for the periods ended March 31, 2006, and 2005, reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual financial statements for the year ended December 31, 2005. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the annual financial statements as at and for the year ended December 31, 2005.

     Translation of convenience:

     The Company's functional currency is the Canadian dollar. As a convenience to certain readers, the Company also presents the interim consolidated financial statements in U.S. dollars using the convenience translation method whereby all Canadian dollar amounts are converted into U.S. dollars at the noon exchange rate quoted by the Bank of Canada at March 31, 2006, which was 0.8568 U.S. dollar per Canadian dollar. The information in U.S. dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that the Canadian dollar amounts in the financial statements actually represent such U.S. dollar amounts or could be or would have been converted into U.S. dollars at the rate indicated.


2.   CHANGES IN ACCOUNTING POLICIES:

     Variable interest entities:

     On January 1, 2005, the Company adopted the recommendation of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of operations of entities that are subject to control on a basis other than ownership of voting interests (a variable interest entity (VIE)). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company's investment in a holding company that owns Innodia Inc.'s shares (Innodia holding) meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia holding. Innodia holding's only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,501 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005, were $3,359 and $1,439, respectively.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

2.   CHANGES IN ACCOUNTING POLICIES (CONTINUED):

     Variable interest entities (continued):

     In March 2006, the Company invested an additional amount of $1,660 in Innodia holding in connection with a financing of Innodia Inc. Following the additional investment by the Company and the other Innodia holding shareholders, the carrying amounts of the long-term investment and non-controlling interest were $2,905 and $1,245, respectively. As a result of the transaction, the Company's indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares.


3.   COLLABORATION AGREEMENT:

     The Company recognized $607 (2005 - $1,205) of revenue for the three-month period ended March 31, 2006, under a collaboration agreement entered into in December 2004, representing the amortization of the non-refundable upfront payment over the remaining estimated period through to the anticipated regulatory approval date of the investigational product candidate.

     As required under the terms of the collaboration agreement, the Company has secured, through a bank, a letter of credit in the amount of $7,003 (U.S.$6,000) in connection with the potentially refundable upfront payment received under the collaboration agreement. The Company has classified an equivalent amount of cash as "restricted cash" on the consolidated balance sheet to reflect the collateralization of the amount of the letter of credit.


4.   SHARE CAPITAL:

     (a) The authorized share capital of the Company consists of:

          o    an unlimited number of voting common shares

          o an unlimited number of non-voting preferred shares, issuable in one or more series

     (b) Issued and outstanding:

         The issued and outstanding share capital consists of:


                                                                                     2006                 2005
                                                                            -------------        -------------
         38,644,449 common shares (December 31, 2005 -
           37,421,079 common shares)                                        $     270,410        $     260,968
                                                                            =============        =============

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------


4.   SHARE CAPITAL (CONTINUED):

         Changes in the issued and outstanding common shares and additional paid-in capital for the year ended December 31, 2005, and for the three-month period ended March 31, 2006, were as follows:


                                                                                                    Additional
                                                                                                       paid-in
                                                              Number              Dollars              capital
                                                          ----------        -------------        -------------
         Balance, December 31, 2004                        30,320,419        $    175,855        $       5,765

         Issued for cash from public offering (i)           4,000,000              74,495                 --

         Exercise of a warrant (ii)                         2,800,000               8,764                 --

         Exercise of stock options:
              For cash                                        300,660               1,346                 --
              Ascribed value from additional paid-in
                capital                                         --                    508                 (508)

         Stock-based compensation                               --                   --                  4,795
                                                           ----------       -------------        -------------
         Balance, December 31, 2005                        37,421,079             260,968               10,052

         Exercise of a warrant (iii)                        1,200,000               9,372                 --

         Exercise of stock options:
              For cash                                         23,370                  70                 --

         Stock-based compensation                               --                   --                    916
                                                           ----------       -------------        -------------
         Balance, March 31, 2006                           38,644,449       $     270,410        $      10,968
                                                           ==========       =============        =============

         December 31, 2005:
         -----------------

          (i) On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of $18.62 (U.S.$15.30) per share. The total proceeds of the offering to the Company were $74,495 (U.S.$61,200). Total share issue costs of $4,955 were charged to the deficit.

         (ii)   On July 25, 2005, a shareholder exercised a warrant to purchase
                2.8 million common shares at a price of $3.13 per share. Total proceeds to the Company were $8,764.

         March 31, 2006:

         (iii) On February 16, 2006, a shareholder exercised a warrant to purchase 1.2 million common shares at a price of $7.81. Total proceeds to the Company were $9,372.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

4.   SHARE CAPITAL (CONTINUED):

     (c) Stock option plan:

         Changes in outstanding options issued under the stock option plan for the year ended December 31, 2005 and the three-month period ended March 31, 2006, were as follows:


                                                                                                      Weighted
                                                                                                       average
                                                                                   Number       exercise price
                                                                                ---------       ---------------
         Options outstanding, December 31, 2004                                 2,363,784        $        14.51

         Granted                                                                  318,500                 21.31

         Exercised                                                               (300,660)                 4.48

         Cancelled or expired                                                     (71,666)                13.68
                                                                                ---------        --------------
         Options outstanding, December 31, 2005                                 2,309,958                 16.78

         Granted                                                                  195,000                 17.78

         Exercised                                                                (23,370)                 3.01

         Cancelled or expired                                                      (3,801)                18.75
                                                                                ---------        --------------
         Options outstanding, March 31, 2006                                    2,477,787        $        16.98
                                                                                =========        ==============


     (d) Outstanding warrants at March 31, 2006:

         Each warrant entitles the holder to purchase a specified number of common shares. Changes in outstanding warrant shares issued in connection with various private placements were as follows:


                                                                                Number of             Weighted
                                                                                  warrant              average
                                                                                   shares       exercise price
                                                                                ---------       --------------
         Warrant shares outstanding, December 31, 2004                          4,000,000         $        4.53

         Exercised (note 4)                                                    (2,800,000)                 3.13

                                                                                ---------         -------------
         Warrant shares outstanding, December 31, 2005                          1,200,000                  7.81

         Exercised (note 4)                                                    (1,200,000)                 7.81
                                                                                ---------         -------------
         Warrant shares outstanding, March 31, 2006                                  --           $         --
                                                                                =========         =============

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

4.   SHARE CAPITAL (CONTINUED):

     (e) Earnings per share:

         At March 31, 2006, 1,485,399 options were not considered in the computation of the diluted weighted average number of shares outstanding since the exercise price of these options was higher than the average market price.


5.   STOCK-BASED COMPENSATION:

     In the three-month period ended March 31, 2006, the Company recorded total stock-based compensation of $916 (2005 - $770), related to stock options granted to employees after July 1, 2002.

     The fair value of the options granted was determined using the following method and assumptions.

     The weighted average fair value of each option is estimated on the effective date of the grant using Black-Scholes pricing model with the following assumptions:


                                                                                March 31,            March 31,
                                                                                     2006                 2005
                                                                                ---------            ---------
     Risk-free interest rate                                                         4.09%               3.88%
     Expected volatility                                                               65%                 53%
     Expected life in years                                                             7                    7
     Expected dividend yield                                                          nil                  nil
                                                                                  =======        =============


     The following table summarizes the weighted average grant-date fair value per share for options granted during the three-month periods ended March 31, 2006, and 2005:


                                                                                              Weighted average
                                                                                Number of           grant-date
                                                                                  options           fair value
                                                                                ---------     ----------------
     Three-month periods ended:
         March 31, 2006                                                           195,000        $       11.76
         March 31, 2005                                                           225,000                14.73
                                                                                  =======        =============


     Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

6.   RELATED PARTY TRANSACTIONS:

     In the three-month period ended March 31, 2006, the Company incurred fees of $613 (2005 - $600) under the terms of a management services agreement entered into in March 2003, as amended in October 2003 and again in December 2004, with Picchio International Inc., a company related to a shareholder, director and officer.

     In 2005, the Company entered into a lease agreement with a company in which a shareholder has an equity interest. In the three months ended March 31, 2006, rental revenue under the agreement amounted to $240, and is included in "other income" on the consolidated statements of operations.

     On February 1, 2006, the Company entered into an assignment agreement with Parteq Research and Development Innovations (Parteq) (Assignment Agreement) which terminates an amyloid agreement. Pursuant to the Assignment Agreement, Parteq agreed and assigned the amyloid intellectual property to the Company for consideration comprising an upfront payment of $200 and various deferred payment amounts, which are approximately equal to the payments provided for in the amyloid agreement. The Assignment Agreement also provides for annual technology payments, milestone payments and royalties based on gross revenues to be generated from commercialized products, which approximate the payments included in the amyloid agreement.

     In March 2006, as disclosed in note 2, the Company invested an additional amount of $1,660 in Innodia holding, a company in which a shareholder has an equity interest.

     The transactions were recorded at the exchange amount, which is the consideration established by and agreed to by the parties.


7.   LITIGATION:

     In 2002, the Company executed an agreement (the CTA) with Immtech International, Inc. (which changed its name on March 22, 2006, to Immtech Pharmaceuticals, Inc. and which is referred to herein simply as "Immtech") of Vernon Hills, Illinois pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds. In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the CTA. A hearing before the arbitral tribunal, convened in accordance with the rules of the International Court of Arbitration, was held in mid-September 2005. Neurochem's external legal counsel was advised by the arbitral tribunal on May 5, 2006, that the hearing in this matter was closed as of April 17, 2006. The parties await the arbitral tribunal's award.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

--------------------------------------------------------------------------------

7.   LITIGATION (CONTINUED):

     On August 5, 2005, Immtech filed SEC Form 10-Q in relation to its quarterly report for the period ended June 30, 2005. In that form, Immtech stated having filed expert reports which set forth a range of monetary damages based on different scenarios of between U.S.$14 million and U.S.$50 million, without regard to punitive damages. The Company counterclaimed damages which, to date, it has estimated at no less than U.S.$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. No provision for possible loss has been recorded by the Company in connection with this matter. There can be no assurance that the Company will prevail in this dispute. The Company has and will continue to vigorously defend itself against the claims brought by Immtech.


8.   STATEMENTS OF CASH FLOWS - SUPPLEMENTARY DISCLOSURE:

     (a) Cash and cash equivalents:

         Cash and cash equivalents consist of cash balances with banks and short-term investments:


                                                                                March 31,         December 31,
                                                                                     2006                 2005
                                                                            -------------        -------------
         Cash balances with banks                                           $       1,141        $       1,919
         Short-term investment yielding interest between
           3.56% and 4.77% (December 31, 2005: 3.15% to 4.27%)                     41,070                5,463

                                                                            -------------        -------------
                                                                            $      42,211        $       7,382
                                                                            =============        =============


     (b) Interest:


                                                                                  Three-month period ended
                                                                                ------------------------------
                                                                                March 31,            March 31,
                                                                                     2006                 2005
                                                                            -------------        -------------
         Cash paid in the period for:
              Interest                                                       $       --          $         135
                                                                             ============        =============


     (c) Non-cash transactions:




                                                                                March 31,         December 31,
                                                                                     2006                 2005
                                                                            -------------        -------------
         Additions to property and equipment
           and patent costs included in
           accounts payable and accrued
           liabilities at the end of the period                              $        661        $       1,325
                                                                             ============        =============

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Mariano Rodriguez, Vice President, Finance and Chief Financial Officer of Neurochem Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Neurochem Inc. (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.



Date:  May 9, 2006



                             /s/ Mariano Rodriguez
                             ---------------------------------------------------
                             Mariano Rodriguez
                             Vice President, Finance and Chief Financial Officer

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer of Neurochem Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Neurochem Inc. (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.



Date:  May 9, 2006



                               /s/ Dr. Francesco Bellini
                               -------------------------------------------------
                               Dr. Francesco Bellini
                               Chairman of the Board and Chief Executive Officer